CITIZENS COMMUNITY BANCORP
2174 EastRidge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

April 4, 2006

VIA EDGAR

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Citizens Community Bancorp Form 10-KSB for the Fiscal Year Ended September 30, 2005 Form 10-QSB for the Fiscal Quarter Ended December 31, 2005 File No. 000-50585

Dear Mr. Nolan:

          On behalf of Citizens Community Bancorp ("Citizens Community"), enclosed are responses to comments raised by the Staff of the Securities and Exchange Commission in its letter dated March 27, 2006 (the "Comment Letter"). Our responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

RESPONSES TO COMMENTS

Form 10-KSB for the Year Ended September 30, 2005

General

  The Commission File Number that you present on the front page of your Form 10-KSB (000-23406) does not appear consistent with the Commission File Number reflected in EDGAR (000-50585). Please revise your filing to indicate the correct Commission File Number.

  Response: The Commission File Number presented on the front of the Form 10-KSB is incorrect due to a typographical error. Since this error has not resulted in the filing being reflected improperly in the EDGAR system, we would propose to correct this error in future filings with the Commission.
NEXT PAGE

John P. Nolan
Securities and Exchange Commission
April 4, 2006

Description of Business

Lending Activities, page 4

  We note your disclosure on page 4 that the majority of your first mortgage loans contain a payable on demand clause, which allows you to call the loan due after a stated period, usually between two and five years from origination. Please tell us the following for each period presented as applicable:

      quantify the amount of your mortgage loan portfolio which includes these payable on demand clauses:
      quantify the amount of mortgage loans for which you demanded payment using these clauses;
      describe the circumstances under which you are able to and historically have invoked your rights under the payable on demand clauses; and
      how you consider the existence of the payable on demand clauses in determining your accounting policies for loan origination fees and costs.

  Response:

    Please note that the amount of mortgage loans which have a payable on demand clause is set forth in the footnotes to the loan portfolio composition tables on pages 6 and 7 of the Form 10-KSB.

    The purpose behind the payable on demand clause is to provide Citizens Community with some protection against sharp and prolonged interest rate increases. Citizens Community has had no reason to utilize the clause over the past several years, because rates have been historically low during this period (although they have moved up over the last 18 months). The last time the clause was utilized was in May 2000. At that time, 13 loans, totalling $541,442, were called.

    It is Citizens Community's policy to write the majority of its real estate loans with a payable on demand clause. The intent of the clause is to give Citizens Community some ability to protect against sharp and prolonged interest rate increases and their impact on net interest margin. The clause is not intended for responding to temporary rate spikes.

    The following factors are considered in determining whether and when to utilize the clause:

      a significant, prolonged increase in market rates of interest;
NEXT PAGE

John P. Nolan
Securities and Exchange Commission
April 4, 2006

      the liquidity needs of Citizens Community;
      Citizens Community's desire to restructure its balance sheet; and
      an unsatisfactory payment history, including real estate taxes.

    When Citizens Community determines to utilize the clause, we normally call loans with the lowest interest rates first. That being said, other factors are considered including: the remaining term of the loan (i.e., a shorter remaining term could justify not calling a loan with the same rate as a loan with a longer remaining term); other lending relationships; payment history; and the equity position of the borrower.

    The following trigger guidelines may be used to determine when to utilize the payable on demand clause:

      When the rate for six month certificate of deposit investments exceeds the rate on loans carrying the payable on demand clause by more than 75 basis points, or
      When local market rates of interest for real estate loans exceed the rate on existing loans with the payable on demand clause by 150 basis points.

    If either of these triggers are reached, management has 12 months to utilize the clause and call loans.

    As indicated above, management has not utilized the clause since May 2000. At that time, 13 loans totalling $541,442, were called.

    The existence of the payable on demand clauses is not considered as a factor in determining our accounting policies for loan origination fees and costs. The clause has only been exercised once in May 2000, and then only on 13 loans.

  Controls and Procedures, page 29

    Please tell us whether you made any changes in internal control over financial reporting during the fourth fiscal quarter of 2005 which has materially affected or is reasonably likely to materially affect your internal controls over financial reporting.

    Response: Please be advised that no changes were made in the internal control over financial reporting during the fourth fiscal quarter of 2005 which materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

  NEXT PAGE

  John P. Nolan
  Securities and Exchange Commission
  April 4, 2006

  Exhibit 13 - 2005 Annual Report

  Consolidated Financial Statements

  Statements of Cash Flows, page 23

    Please tell us how you accounted for the acquisition of Community Plus Savings Bank and the issuance of 705,569 shares to CCMHC in your statement of cash flows. If you netted the cash inflows and outflows of these two transactions against each other, please tell us how you determined that you met the net reporting requirements described in paragraphs 11-13A of SFAS 95.

    Response: The acquisition was not accounted for on a net basis as described in paragraphs 11-13A of SFAS 95, but was accounted for on the cash flow statement as described in paragraph 32 which follows:

    Information about Noncash Investing and Financing Activities

    32. Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items. Examples of noncash investing and financing transactions are converting debt to equity; acquiring assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller; obtaining an asset by entering into a capital lease; obtaining a building or investment asset by receiving a gift; and exchanging noncash assets or liabilities for other noncash assets or liabilities. Some transactions are part cash and part noncash; only the case portion shall be reported in the statement of cash flows.

    Only the cash portion of the acquisition is reported in the statement of cash flows, while the non-cash activity is described at the end of the cash flow and more fully in Note 2 of the Notes to Consolidated Financial Statements.

    As a related matter, please revise other relevant document sections where you discuss this transaction to specifically disclose how the transaction was funded and the unique relationship between Citizens Community Bancorp and Citizens Community MHC.

    Response: This information was provided, in detail, in the proxy material provided to stockholders to vote on the issuance of the shares in connection with the merger. Therefore, we would request that no revision to the Form 10-KSB be required in response to this comment. We will, however, agree to provide the following additional information in subsequent filings to the extent discussion of the merger is deemed appropriate.

  NEXT PAGE

  John P. Nolan
  Securities and Exchange Commission
  April 4, 2006

    Under the discussion at "Part I - Item 1. Description of Business - General," at the end of the third paragraph, we will add the following:

    In addition to the shares being issued to Citizens Community MHC, the members of Community Plus Savings Bank became members of Citizens Community MHC. Citizens Community MHC is the mutual holding company that, as a result of the merger, owns 74.5% of Citizens Community Bancorp's outstanding shares.

  Note 1 - Summary of Significant Accounting Policies, page 26

    We note that your accounting policy footnote does not include a discussion of derivative financial instruments. Please confirm to us that you have not entered into any derivative transactions during the periods presented in your filing.

    Response: We hereby confirm that we have not entered into any derivative transactions during the periods presented in our filing.

    We note your disclosure on page 28 that loan origination fees are credited to income when received. This policy does not appear consistent with the guidance provided by paragraphs 5 and 6 of SFAS 91. Please tell us how often you perform an analysis of the differences between your accounting policy and the approach specified in SFAS 91 to determine that the effect of recognizing loan origination fees to income when received is not material to the overall consolidated financial statements.

    Response: An analysis of the accounting treatment of loan fees and costs is performed annually. The effect of recognizing loan origination fees and costs in income when received has not been material to the consolidated financial statements through September 30, 2005.

    & 9 We note your disclosure on page 30 that you did not present earnings per share for the year ended September 30, 2004 because you did not believe the measure to be meaningful. Paragraph 38 of SFAS 131 requires that earnings per share data shall be presented for all periods in which an income statement or summary of earnings is presented. Please revise your filing throughout to present earnings per share for the year ended September 30, 2004 and disclose the manner in which you calculated your earnings per share for this period.

    As a related matter, please revise your filing to include each of the disclosures required by paragraph 40 of SFAS 131.

    NEXT PAGE

    John P. Nolan
    Securities and Exchange Commission
    April 4, 2006

    Response: We note that SFAS 131 references segment reporting. We believe the relevant references for this issue are to SFAS 128. SFAS 128 only applies to stock entities. Paragraph 1 of SFAS 128 states as follows:

    1. This Statement specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. This Statement's objective is to simplify the computation or earnings per share and to make the U.S. standard for computing earnings per share more compatible with the EPS standards of other countries and with that of the International Accounting Standards Committee (IASC).

    The statement does not apply to mutual entities. The Company was a mutual entity without shareholders for the first six months and two days of 2004.

    SFAS 128 paragraph 42 indicates that Appendix A is an integral part of the statement and covers some of the more complex capital structures. Appendix A, paragraph 59 describes reorganizations and states as follows:

    Business Combinations and Reorganizations

    59. When common shares are issued to acquire a business in a business combination, the computations of earnings per share shall recognize the existence of the new shares only from the acquisition date. In reorganizations, EPS computations shall be based on analysis of the particular transaction and the provisions of this Statement.

    In trying to determine the appropriate disclosure for EPS, the Company's analysis indicated that for their particular transaction the provisions of this statement could not be applied to 2004 in a meaningful manner. In fact, the Company determined EPS could not be computed for the entire period, and was concerned that any attempt at a computation would be misleading as it would need to be computed either for the portion of the year that there was stock outstanding (which would not match the period of the income statement presentation as required by SFAS 128) or EPS would need to be computed as if the stock were outstanding for the entire year (which would be wholly inappropriate, as the shares and the shareholders did not exist for the entire period). It is our understanding that disclosure is meant to provide the best information available. The Company believes that providing EPS computations for 2004 would be more confusing to the users of the financial statements and could not be supported by audited numbers as the audits were performed for the full period not the six months and two days that the shares were outstanding.

  NEXT PAGE

  John P. Nolan
  Securities and Exchange Commission
  April 4, 2006

  Form 10-QSB for the Quarterly Period Ended December 31, 2005

  Consolidated Financial Statements

  General

    Please revise your filing to more clearly indicate which periods presented were audited and which are unaudited. For example, it appears from your statements of cash flows that the three months ended December 31, 2005 and 2004 were unaudited, however, such designation was not made on your statements of income for the same periods.

    Response: In reviewing the financial statements provided in the Form 10-Q filing, we note that throughout the filing we did indicate which periods presented are audited, and which are unaudited, although we acknowledge that this is not indicated on the statements of income for the three months ended December 31, 2005 and 2004. Despite this omission, we believe that a reader could and should clearly recognize which information is audited and which is unaudited. As a result, we hereby request that the Staff agree that this comment may appropriately be addressed in future filings, and that no change be required in the Form 10-QSB for the Quarterly Period Ended December 31, 2005.

            If the Staff has any questions or comments with respect to these responses to comments, please call me at (715) 836-9994.

Very truly yours, /s/ James G. Cooley James G. Cooley

  Enclosures

  cc: Martin L. Meyrowitz, P.C.